Exhibit 99.1
FOR IMMEDIATE RELEASE — JULY 23, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES LIMITED FINANCIAL EXPOSURE TO SemGroup, L.P. FILING UNDER CHAPTER 11
Petroflow announces that it has a potential exposure to SemCrude, L.P. and SemGas, L.P., subsidiaries of SemGroup, L.P. (“SemGroup”), relating to the marketing of a portion of the Company’s crude oil, liquids and natural gas production. SemGroup filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on July 22, 2008. The SemGroup contracts, which are held by the Company’s working interest partner, pertain to the majority of the oil production volumes produced by Petroflow and approximately 20% of the natural gas volumes. The Company’s current exposure is limited to amounts uncollected for June and July production up to July 22, 2008 amounting to approximately $US 3.2 million. As of this date, the Company is not able to quantify the portion, if any, of the exposure that will be collected, but in any case the amount is not considered material to Petroflow’s operations and overall financial position. Ongoing production revenues will be governed by the terms of Chapter 11 of the US Bankruptcy Code and the Company expects to be paid under normal industry terms for production in this time frame. Petroflow is actively seeking alternative arrangements with other oil and gas purchasers as well as working with SemGroup in a plan that may see all debts paid on a timely basis. SemGroup listed assets of $US 6.14 billion and liabilities of $US 7.53 billion in its US bankruptcy filing.
About Petroflow Energy Ltd.:
Petroflow is an independent oil and natural gas company engaged in exploration, development and production of hydrocarbon reserves primarily in the mid-continent region. Additional information about Petroflow can be found at the Company’s website: http://www.petroflowenergy.com.
Forward-Looking Statements
This news release contains statements about potential financial exposure of Petroflow and the ability to collect amounts owed to Petroflow as a result of SemGroup’s bankruptcy filing in the US that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that such financial exposure is not material to Petroflow, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, aggregate amount of SemGroup liabilities, actions by the United States Bankruptcy Court for the District of Delaware, including, but not limited to, the trustee and creditors committee assigned in the SemGroup bankruptcy proceedings, priority of amounts owed to Petroflow in relation to other SemGroup liabilities, Petroflow’s current and future financial performance, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.